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                 September 13, 2022

       Peter Geraigiry
       Chief Financial Officer
       Brookfield Capital Finance LLC
       250 Vesey Street, 15th Floor
       New York, New York 10281-1023

                                                        Re: Brookfield Capital
Finance LLC
                                                            Registration
Statement on Form F-3
                                                            Filed September 2,
2022
                                                            File No. 333-267244

       Dear Mr. Geraigiry:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Victor Rivera Melendez at 202-551-4182 and Ruairi Regan at 202-551-
       3269 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              Christopher R.
Bornhorst, Esq.